SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2007

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN COMPANIES 401(k) SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.

1166 Avenue of the Americas

New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS AND INVESTMENT PLAN

Date:	June 30, 2008	/s/ Alex P. Voitovich
Authorized Representative of the

Benefits Administration Committee

MARSH & McLENNAN COMPANIES 401(k) SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007	4-13

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i	14
Schedule of Assets (Held at end of Year) as of December 31, 2007

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,

the Marsh & McLennan Companies Benefits Administration Committee

and the Participants in Marsh & McLennan Companies 401(k) Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Companies 401(k) Savings and Investment Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the financial statements include certain investments held in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust valued at $495,839,197 (21.9% of net assets) and $501,238,242 (22.0% of net assets) as of December 31, 2007 and 2006, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on information provided by the issuers and fund managers.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 30, 2008

MARSH & McLENNAN COMPANIES 401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2007	2006
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

CASH AND CASH EQUIVALENTS	$ 630,931	$ 599,746

INVESTMENTS AT FAIR VALUE (NOTE 2 & 3)	1,301,311,885	1,193,717,012

INVESTMENTS IN MASTER TRUST, AT FAIR VALUE (NOTE 3)	924,761,050	1,026,049,856

LOANS RECEIVABLE – PARTICIPANTS	30,643,798	31,055,810

TOTAL INVESTMENTS	2,257,347,664	2,251,422,424

DIVIDENDS AND INTEREST RECEIVABLE	349,517	301,806

PARTICIPANT CONTRIBUTIONS RECEIVABLE	-	4,186,436

EMPLOYER CONTRIBUTIONS RECEIVABLE	6,846,575	22,340,482

TOTAL ASSETS	2,264,543,756	2,278,251,148

LIABILITIES:

OTHER LIABILITIES	12,996	12,996

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	2,264,530,760	2,278,238,152

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(4,533,225)	5,298,033

NET ASSETS AVAILABLE FOR BENEFITS	$ 2,259,997,535	$ 2,283,536,185

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

INVESTMENT INCOME (LOSS):
Dividends	$ 105,224,731
Interest	2,662,321
Net depreciation in fair value of investments	(28,533,978)
Plan interest in Master Trust loss	(22,795,613)

NET INVESTMENT INCOME	56,557,461

CONTRIBUTIONS:
Participant	128,579,769
Employer	24,716,307
Rollovers	14,137,064

TOTAL CONTRIBUTIONS	167,433,140

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(247,529,251)

DECREASE IN NET ASSETS	(23,538,650)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,283,536,185

End of year	$2,259,997,535

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

(1)	Description of the Plan

General

The Marsh & McLennan Companies 401(k) Savings and Investment Plan (the "Plan"), previously named the Marsh & McLennan Companies Stock Investment Plan, is a defined contribution Plan with 401(k), 401(m) and Employee Stock Ownership Plan (“ESOP”) features, which allows eligible participants to contribute from their salary through payroll deductions on a before and/or after-tax basis. Under the Plan, salaried employees who are at least 18 years of age in the United States, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. (“MMC” or the "Company") other than Kroll, Inc. (including its Quorum and Factual Data businesses) and any of its subsidiaries or successors in interest are eligible to contribute to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.

The before-tax contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation and the aggregate limit on before and after-tax contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional “catch-up” contributions.

The trustee for the Plan is the Northern Trust Corporation. The trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Mercer HR Services (a subsidiary of the Company) is the Plan’s recordkeeper and is responsible for making distribution payments as directed by the Company.

The Marsh & McLennan Benefits Administration Committee controls and manages the operation and administration of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.

Contributions

MMC matches, after one year of service, up to the first six percent of participants’ before and/or after-tax contributions in the following percentages:

•	a core Company matching contribution each pay period of 25% on the first 6% of base pay that participants contributed to the Plan in any pay period

•

a discretionary performance-based matching contribution (0% to 75% matching contribution on the first 6% of base pay that participants contributed in the 2007 plan year) for each participating operating company. On March

17, 2008 MMC contributed $6,846,575 with regard to the discretionary match based on performance for the year ended December 31, 2007, which is included in employer contributions receivable on the statement of net assets available for benefits.

Participant and Company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Service (“IRS”) annual limit, the before-tax contributions automatically are made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s compensation reaches the IRS compensation limit.

Participants are eligible to direct their Company matching contributions and all of their employee contribution account balances to any of the 18 available investment options. If a participant does not choose an investment direction for his or her future Company matching contributions, they are automatically invested in the Putnam Fixed Income Fund, held by the Master Trust.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution, charged with withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are vested immediately in their contributions plus actual earnings thereon. Participants hired before January 1, 1998 are fully vested in the Company’s matching contributions. Participants hired on or after January 1, 1998 and who terminated employment with the Company on or before June 30, 2002 vested in the Company’s matching contribution as follows: 0% if less than three years of service, 33% after 3 years of service, 67% after 4 years of service, and 100% after 5 years of service. Participants who were active on July 1, 2002, or were hired on or after July 1, 2002 and who terminated employment with the Company on or before December 31, 2005, were subject to the following vesting schedule: 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Participants who were active employees as of January 1, 2006, or participants who terminate employment on or after January 1, 2006 who have an hour of service on or after January 1, 2006, vest in the Company’s matching contribution as follows: 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $374,753 and $20,939, respectively. These amounts will be used to fund future contributions due from MMC. During the year ended December 31, 2007, employer contributions of $948,162 were funded from forfeited nonvested accounts.

Payment of Benefits

Participants with vested balances greater than $1,000 who leave the Company before age 65 may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.

Loans Receivable-Participants

Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan are generally repaid through semi-monthly payroll deductions or, at the option of the participant may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed.

The preceding description of the Plan provides only general information. Participants should refer to the Plan document and the MMC benefits handbook via www.mmcpeoplelink.com for a more complete description of the Plan’s provisions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for the Plan in 2008. Besides enhanced disclosure, it is not expected that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of interest-bearing money market investments, which are available on demand.

Investment Valuation and Income Recognition

The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments. Participant loans are valued at estimated fair value, which represents the outstanding principal balance.

The Plan, along with the Mercer HR Services Retirement Plan, participates in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust (the “Master Trust”). The Master Trust includes MMC common stock and the Putnam Fixed Income Fund investments that are invested in guaranteed investment contracts, whose fair values are estimated, and cash (see Note 3).

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Deferred-Contribution Health and Welfare and Pension Plans” (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are reflected as a reduction of net appreciation (depreciation) in fair value of investments for these funds.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but had not yet been paid at December 31, 2007 and 2006 amounted to $1,427,619 and $0, respectively (Note 10).

(3)	Investments in Master Trust

On April 1, 2005, a Master Trust was established for the investments of the Plan and another MMC-sponsored retirement plan. The Master Trust holds MMC common stock, guaranteed investment contracts, and short-term investments. The Northern Trust Corporation (“Trustee”) holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the MMC Common Stock Fund or the Fixed Income Fund. At December 31, 2007, the Plan’s interest in the net assets of the Master Trust was approximately 99%.

The following table summarizes the net assets of the Master Trust as of December 31, 2007 and 2006:

	2007	2006
INVESTMENTS:
Common Stock Fund
Common stock of MMC, Inc. at fair value	$ 366,047,251	$ 473,496,371
Short-term investment funds at fair value	7,497,519	7,945,950
Receivable for investment sold	-	1,404,413
	373,544,770	482,846,734

Fixed Income Fund
Guaranteed investment contracts at fair value	499,839,630	504,255,077
Short-term investment funds at fair value	55,443,912	42,131,256
Payable for securities purchased	-	(137,595)

	555,283,542	546,248,738

NET ASSETS OF THE MASTER TRUST AT FAIR VALUE	928,828,312	1,029,095,472

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	(4,566,119)	5,313,975

NET ASSETS OF MASTER TRUST	$ 924,262,193	$1,034,409,447

The ownership interests in the Master Trust as of December 31, 2007 and 2006 are as follows:

Marsh & McLennan Companies 401(k) Savings and Investment Plan
Investment in Common Stock Fund	$ 373,477,935	$ 482,802,021
Investment in Fixed Income Fund	546,749,890	548,545,868
Investment in Master Trust	$ 920,227,825	$1,031,347,889

Plan’s Percentage Interest in Master Trust net assets	99.6%	99.7%

Mercer HR Services Retirement Plan
Investment in Master Trust	$ 4,034,361	$ 3,061,558

Mercer HR Retirement Plan’s Percentage Interest in Master Trust net assets	0.4%	0.3%

The following table summarizes the net investment loss of the Master Trust for the year ended December 31, 2007:

INVESTMENT INCOME (LOSS) AND EXPENSES:
Net depreciation in fair value of Marsh & McLennan Companies, Inc. Common Stock	$ (61,005,152)
Dividends	11,235,381
Interest and other income	27,141,698
NET INVESTMENT LOSS	$ (22,628,073)

NET INVESTMENT INCOME (LOSS) FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Companies 401(k) Savings and Investment Plan	$ (22,795,613)
Mercer HR Services Retirement Plan	$ 167,540

Investment Contract Valuations

The Master Trust has investments in guaranteed investment contracts (“GICs”) and security-backed investment contracts (“SBICs”) that are part of the Putnam Fixed Income Fund (the “Fund”) managed by the Putnam Fiduciary Trust Company. Investments in GICs and SBICs (collectively, the “Investment Contracts”) are valued at contract value, as determined in good faith by the investment manager (contract value representing invested principal plus contractual interest earned thereon). The Investment Contracts are non-transferable, but provide for benefit responsive withdrawals by plan participants at contract value. In determining Investment Contracts’ fair value, factors such as the benefit responsiveness of the Investment Contracts and, with respect to SBICs, the contingency provisions in the contract in the event of a default by the issuer of underlying securities, are considered.

Investment Contracts will normally be held to maturity, and meet the fully benefit responsive requirements of the FSP. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.

SBICs consist of investment-grade fixed income securities (or commingled funds composed of such securities) owned by the Fund or, in the case of insurance company separate accounts, owned by the insurance company, that are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”). The underlying securities of SBICs may be either held to maturity or the securities may be bought and sold during the life of the contract. Under specified circumstances, the wrap provider provides liquidity for benefit payments to the Fund for the benefit of plan participants at contract value.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate. The crediting rate is designed to result in the accrual of income over time equal to the cumulative market return on the covered assets net of fees, but without the fluctuations in value typically associated with fixed income securities. The crediting rate is calculated by a formula specified in each wrapper agreement and is typically adjusted quarterly depending on the contract. The key factors that influence future crediting rates for wrapper contracts include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the bonds that back the wrapper contract, and the duration of the underlying investment backing the contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate. To the extent the Fund has unrealized and realized losses, the future crediting rates will be lower over time than the then-current market rates to account for this loss. Similarly, if the portfolio generated realized and unrealized gains, future interest crediting rates will be higher over time than the then-current market rates. Additionally, the level and timing of contributions allocated to, and withdrawals from the Fund affects the crediting rate and can result in a different crediting rate than would be the case if the level and timing of contributions and withdrawals were different.

All wrapped contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that the participants’ principal and accrued interest will be protected. Additionally, the Fund only purchases non-participating wrap contracts, meaning that future crediting rates will not be affected by participant withdrawals regardless of the market-to-book ratio of the contract at the time of the withdrawal. Importantly, if the market value is below the book value at the time of the withdrawal, the wrap provider will make up the difference for that withdrawal so that the ratio of the market-to-book remains constant.

The only event or circumstance that would allow the issuers to terminate a fully benefit-responsive contract with the Plan at an amount different from contract value would be if they were provided with willingly fraudulent information about the Plan by Putnam Investments Management. This would constitute a breach of contract and would allow for termination at a value that could be different from contract value.

The average yield of the Investment Contracts based on actual earnings was approximately 4.8% and 4.69% at December 31, 2007 and 2006, respectively. The average yield of the Investment Contracts based on interest rate credited to participants was approximately 4.8% and 4.69% at December 31, 2007 and 2006, respectively.

(4)	Exempt Party in Interest Transactions

The Putnam Research Fund, Inc., the Putnam Equity Income Fund, the Putnam Voyager Fund, the Putnam Fixed Income Fund (held by the Master Trust), the Putnam International Equity Fund, the Putnam New Opportunities Fund, the George Putnam Fund of Boston, the Putnam S&P 500 Index Fund, the Putnam Mid Cap Value Fund and the Putnam Bond Index Fund are managed by Putnam Investments Trust (“Putnam”) , which, prior to August 3, 2007, was a majority owned subsidiary of the Company. On August 3, 2007, MMC completed the sale of Putnam to Great-West Lifeco, Inc. Prior to the sale, the Plan recorded dividend income of $1,149,866 from investments managed by Putnam.

The Plan has a short–term investment fund managed by the Northern Trust Corporation, the Plan’s trustee. The balance in the fund at December 31, 2007 and

2006 was $630,931 and $599,746, respectively. The Plan recorded interest income of $31,704.

At December 31, 2007 and 2006, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 13,826,285 and 15,442,027 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer. The fair value of the shares as of December 31, 2007 and 2006 was $365,981,758 and $473,452,544, respectively. The cost of these shares at December 31, 2007 and 2006 was $323,031,870 and $358,865,486, respectively. The Plan recorded dividend income of $11,550,743 for the year ended December 31, 2007.

Certain administrative functions are performed by officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code (“IRC”) and ERISA’s rules on prohibited transactions.

(5)	Investments

The following table presents the market values of investments (excluding the Master Trust, discussed above) that represent 5% or more of the Plan’s assets at the end of the plan-year:

	December 31, 2007	December 31, 2006

Putnam S&P 500 Index Fund	$160,982,473	$160,185,405
American EuroPacific Growth Fund	132,392,283	-
Dodge & Cox Stock Fund	264,676,326	263,988,607
T. Rowe Price Mid-Cap Growth Fund	165,112,876	132,885,676

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

Year Ended December 31, 2007

Mutual Funds	$(39,154,155)
Common/Collective Trusts	10,620,177
$(28,533,978)

(6)	Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated February 7, 2006, that the Plan is designed in accordance with applicable sections of the IRC. The Company and the Plan’s management believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(8)	Other Matters

There are two consolidated ERISA class action suits pending, one in the Southern District of New York and the other in District Court in Maryland, alleging various fiduciary breaches under ERISA against MMC and other alleged fiduciaries of the Plan. As the Plan is not currently a named defendant in either suit, management of the Plan does not believe any adverse determination in either of the matters will have an impact on the Plan’s net assets available for benefits.

The New York suit asserts that it was imprudent for the fiduciary defendants of the Plan to permit the Plan and its participants to invest in MMC stock. The Plaintiffs assert that the fiduciaries knew, or should have known, that MMC was a risky investment and that the stock price was inflated given the Company’s alleged illegal market service agreement related activities, including bid-rigging. The complaint also asserts that the Plan fiduciaries failed to provide complete and accurate information concerning the Company’s activities and the riskiness of MMC stock to Plan participants.

The Maryland suit asserts that it was imprudent for the fiduciary defendants of the Plan to permit the Plan and its participants to invest in Putnam mutual funds and MMC stock because the fiduciaries knew, or should have known that MMC stock and Putnam mutual funds were imprudent investments given the existence of alleged illegal market timing activity in some Putnam mutual funds. The complaint also asserts that the Plan fiduciaries failed to provide complete and accurate information concerning the Company’s activities and the riskiness of MMC stock and Putnam mutual funds to Plan participants.

(9)	Subsequent Event

On January 1, 2008 employees of Kroll, Inc. and its subsidiaries became eligible to participate in the Plan. On August 1, 2008 account balances for employees who participated in the Kroll Retirement Services Plan or the Factual Data Retirement Benefit Plan will have their account balances transferred to the Plan.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$2,259,997,535	$2,283,536,185
Add/(less): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,533,225	(5,298,033)
Less: Amounts allocated to withdrawing participants	(1,427,619)	-

Net assets available for benefits per the Form 5500, at fair value	$2,263,103,141	$2,278,238,152

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended
December 31, 2007:

Benefits paid to participants per the financial statements	$247,529,251
Add: Amounts allocated to withdrawing participants and
accrued on Form 5500	1,427,619

Benefits paid to participants per Form 5500	$248,956,870

Amounts allocated to withdrawing participants are recorded on
Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2007 but
not reflected as paid as of that date.

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2007:

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(23,538,650)
Less: Amounts allocated to withdrawing participants	(1,427,619)
Add: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,831,258

Net loss per Form 5500	$(15,135,011)

MARSH & McLENNAN COMPANIES 401(k) SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H; PART IV LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

*	SHORT TERM INVESTMENT FUND	Cash and Cash Equivalents	$ 630,931
	PUTNAM RESEARCH FUND	Registered Investment Company	34,528,428
	PUTNAM EQUITY INCOME FUND	Registered Investment Company	57,339,449
	PUTNAM VOYAGER FUND	Registered Investment Company	29,377,917
	PUTNAM INTERNATIONAL EQUITY FUND	Registered Investment Company	90,394,905
	PUTNAM NEW OPPORTUNITIES FUND	Registered Investment Company	29,889,705
	GEORGE PUTNAM FUND OF BOSTON	Registered Investment Company	36,050,242
	PUTNAM S&P 500 INDEX FUND	Common/Collective Trust	160,982,473
	PUTNAM BOND INDEX FUND	Common/Collective Trust	31,969,147
	DODGE & COX STOCK FUND	Registered Investment Company	264,676,326
	GOLDMAN CAP GROWTH	Registered Investment Company	50,599,561
	GOLDMAN SACHS SMALL CAP FUND	Registered Investment Company	58,028,087
	PIMCO TOTAL RETURN FUND	Registered Investment Company	87,724,552
	T ROWE PRICE MID CAP GROWTH FUND	Registered Investment Company	165,112,876
	PUTNAM MID CAP VALUE	Registered Investment Company	33,845,624
	CENTURY SMALL CAP SELECT FUND	Registered Investment Company	38,400,310
	AMERICAN EUROPACIFIC GROWTH FUND	Registered Investment Company	132,392,283
*	VARIOUS PARTICIPANTS	Participant Loans maturing through 2023 at interest rates from 4% to 10.5%.	30,643,798
			$1,332,586,614

Note: Cost information is not required for participant-directed investments and therefore is not included.

*Party-in-interest.